File No.

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                    BHOTE KOSHI POWER COMPANY PRIVATE LIMITED
                        (Name of Foreign Utility Company)


                                PANDA BHOTE KOSHI
                       4100 Spring Valley Road, Suite 1001
                               Dallas, Texas 75244
                            (Name of Filing Company)


     The Commission is requested to mail copies of all correspondence relating to this Notification to:

     Panda Bhote Koshi
     Attn: General Counsel
     4100 Spring Valley Road, Suite 1001
     Dallas, Texas  75244

ITEM 1

     Foreign utility status is claimed by Bhote Koshi Power Company Private Limited, a private limited liability company registered under the Nepalese Company Act 2021 (the "Company"), whose address is KHA 1-960, Kalimati, Tachachal, Kathmandu, Nepal.

     The Company is the owner of a hydroelectric power plant ("Bhote Koshi Facility"), which will go on line on or before September 1, 2000. Electric power generated by the Bhote Koshi Facility is to deliver
36 MW, producing 246 million kWh of energy per year. The project will include a 24-Km transmission line connecting to a switchyard built near an existing downstream hydroelectric plant. The switchyard and a 48-Km transmission line will evacuate the power generated by the Project to a substation in Bhaktapur built by the Nepal Electricity Authority, the state utility.

     The Company is owned by Himal International Power Corporation, Private Limited (10%), RDC of Nepal (5%), International Finance
Corporation (10% non-voting interest) and Panda of Nepal (75%). Panda of Nepal is owned by Panda Bhote Koshi, a Camyan Islands Company and the reporting company (100%).

ITEM 2

     Bhote Koshi Power Company Private Limited, has no domestic associate public utility companies.

     No state commission certification is required under Section 33(a)(2) of the Act in connection with this transaction.

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                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

PANDA BHOTE KOSHI


By:    /s/ ______________________________
Name:      L. Stephen Rizzieri
Title:     Secretary
           4100 Spring Valley Road, Suite 1001
           Dallas, Texas  75244
           972/980-7159

Dated: June 20, 2000